The Real Brokerage Inc. Announces Involvement in Class Action Litigation

TORONTO & NEW YORK, December 28 2023  -- The Real Brokerage Inc. (Nasdaq: REAX)  today announced that it has been named as a defendant in a putative class action lawsuit, which was filed in the United States District Court for the Western District of Missouri.

The lawsuit, under the caption Umpa v. The National Association of Realtors, et al. (the "Class Action"), alleges that certain real estate brokerages, including The Real Brokerage, participated in practices resulting in inflated buyer broker commissions, in violation of federal antitrust laws.

The Company is currently evaluating the complaint and at this time cannot provide further details or comments.  The Company believes that additional antitrust litigation may be possible. The Company cannot provide any assurances that results of this or similar litigation will not have a material adverse effect on its business, results of operations or financial condition. The Real Brokerage will continue to monitor the situation closely and will provide updates as more information becomes available and is appropriate for disclosure.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 13,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's belief's regarding additional litigation. Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, the impact of additional litigation. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221